Indaptus Therapeutics, Inc.

3 Columbus Circle, 15th Floor

New York, NY 10019

September 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Indaptus Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-259771

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Indaptus Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-259771) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 1:00 p.m., Eastern Time, on September 29, 2021 or as soon thereafter as may be practicable.

The Registrant hereby acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Ze’-ev Eiger at (212) 547-5470. The Registrant hereby authorizes Mr. Eiger to orally modify or withdraw this request for acceleration.

Very truly yours,

INDAPTUS THERAPEUTICS, INC.

By:	/s/ Jeffrey A. Meckler
Name:	Jeffrey A. Meckler
Title:	Chief Executive Officer